EXHIBIT 5.1

LAW OFFICE OF JILLIAN SIDOTI
38730 Sky Canyon Drive – Suite A
Murrieta, CA 92563
(323) 799-1342

July 26, 2011

RE:              RJD Green, Inc.
Registration Statement on Form S-1

Gentlemen:

I have been retained by RJD Green, Inc., a Nevada corporation (the "Company"), in connection with the Registration Statement (the "Registration Statement") on Form S-1, to be filed by the Company with the U.S. Securities and Exchange Commission relating to the offering of 705,000 shares of common stock to be sold by the existing shareholders. You have requested that I render my opinion as to whether or not the securities proposed to be issued on terms set forth in the Registration Statement are validly issued, fully paid, and non-assessable.

In connection with the request, I have examined the following:

1. Certificate of Incorporation of the Company;
2. Bylaws of the Company;
3. The Registration Statement; and
4. Unanimous consent resolutions of the Company's Board of Directors.

I have examined such other corporate records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the 705,000 shares of common stock already  issued pursuant to the Registration Statement are validly authorized and are validly issued, fully paid and non-assessable under the corporate laws of the State of Nevada.

I consent to my name being used in the Registration Statement as having rendered the foregoing opinion and as having represented the Company in connection with the Registration Statement.

Sincerely,

Jillian Ivey Sidoti